

July 9, 2013

Joseph E. Teichman, Esq.
Lightstone Value Plus Real Estate Investment Trust III, Inc.
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

> **Re: Lightstone Value Plus Real Estate Investment Trust III, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted June 19, 2013**
> **CIK No. 0001563756**

Dear Mr. Teichman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>What is the role of the board of directors? Page 5</u>

1. We note your response to comment 9 from our letter dated April 24, 2013, as well as your revised disclosure on page 5, particularly the second sentence of the second paragraph. Please tell us whether the board will approve the actual, final terms and conditions of any transaction greater than $15.0 million.

<u>Exhibit Index</u>

2. We note that you plan to file a tax opinion by amendment. Please provide a draft copy of this opinion for us to review. The draft should be filed as EDGAR correspondence.

General

  If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

  You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3402 with any other questions.

        Sincerely,

        /s/ Angela McHale

        Angela McHale
        Attorney-Advisor

cc: Peter M. Fass, Esq.